

April 26, 2011

Mr. Dale Riker
Principal Financial Officer
Teucrium Commodity Trust
232 Hidden Lake Road, Building A
Brattleboro, Vermont 05301

> **Re: Teucrium Commodity Trust**
> **Form 10-K for the year ended December 31, 2010**
> **Filed on March 29, 2011**
> **File Number 001-34765**

Dear Mr. Dale Riker:

   We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 9A – Controls and Procedures

1.   Please amend to include evaluations and disclosures for each series individually, as well as the registrant as a whole.   Reference is made to Question 104.01 of the Compliance and Disclosure Interpretations on the Securities Act Sections, which can be located at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

2.   In addition, please include a statement that the CEO/CFO certifications are applicable to each of the series individually, as well as to the registrant as a whole.

Financial Statements and Notes

3.   It appears you have excluded the audited financial information for the five series that had not commenced investment operations as of December 31, 2010.   Please amend your annual report to include the audited financial statements, audit opinions, and other related disclosures for each series of the Trust. Reference is made to Question 104.01 of the Compliance and Disclosure Interpretations on the Securities Act Sections, which can be located at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3782 if you have any questions.

                                                        Sincerely,

                                                        Jessica Barberich
                                                        Assistant Chief Accountant